EXHIBIT 12
                                    IES UTILITIES INC.
                     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                      Year Ended December 31,
                          1990     1991     1992     1993     1994
                    (in thousands, except ratio of earnings to fixed charges)

Net income              $  45,969  $  47,563 $  45,291 $  67,970 $  61,210

Federal and state
  income taxes             22,364     23,494    20,723    37,963    37,966

    Net income before
      income taxes         68,333     71,057    66,014   105,933    99,176

Interest on long-term
  debt                     28,853     31,171    35,689    34,926    37,942

Other interest              4,704      5,595     3,939     5,243     3,630

Estimated interest
  component of rents        7,936      6,594     4,567     3,729     3,970

Fixed charges as defined   41,493     43,360    44,195    43,898    45,542

Earnings as defined       109,826    114,417   110,209   149,831   144,718

Ratio of earnings to
  fixed charges (unaudited)  2.65       2.64      2.49      3.41      3.18


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and Federal and state income taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.